FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)







23 July 2003


                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                    THREE AND SIX MONTHS ENDED 30 JUNE 2003



SECOND QUARTER HIGHLIGHTS


- Turnover up 13.4% to GBP293.0 million compared to Q2 2002

- Constant currency turnover growth of 4.5% over Q2 2002 and 4% over Q1 2003

- Retail turnover up 18.4% to GBP171.3 million

- Gross margin before depreciation and exceptional items improved from 29.1% to 33.3%

- EBITDA (1) up 158% to GBP37.9 million

- Capital expenditure GBP33.8 million

- Profit on bond purchases of GBP7.2 million

- Cash consumption reduced from GBP93.8 million to GBP13.3 million, excluding bond purchases

- Strong liquidity position with cash and liquid resources of GBP920.5 million

- 1,018 new customers added in Q2 bringing total to 17,334

- Staff levels including temporary and contract workers reduced by 145 during quarter


Commenting on the results for the quarter COLT Telecom Group Chairman Barry Bateman said:

"These results demonstrate COLT's ability to continue to win new business, grow revenues and improve margins in a lacklustre market.

"Our performance reflected our focus on profitable revenue growth and tight management of operating costs and capital expenditure. It reinforces our confidence in achieving our objective of being free cash flow positive during 2005.

"Capital expenditure in the quarter was GBP33.8 million and we now expect capital expenditure for the year to be between GBP170 million and GBP200 million.

"We also continued to improve cash flow, with cash consumption reducing from GBP93.8 million in the second quarter of 2002 to GBP13.3 million in the second quarter of this year, excluding bond purchases. Our on-going success in continuing to grow; and ability to win new customers is underpinned by cash and liquid resources of GBP920.5 million.

Steve Akin, COLT's President and Chief Executive Officer added:

"I am encouraged by our performance. Our success in continuing to grow despite the toughness of the economies in which we operate demonstrates the support we have from our customers and their recognition of COLT's high levels of service and competitive prices.


"Revenues grew by 13.4% to GBP293.0 million with retail revenues improving by 18.4% and wholesale by 7.1%. We have also improved our revenue mix at the product level with non-switched services accounting for 39.6% of revenues compared with 38.2% in the second quarter of 2002. Gross margin before depreciation and exceptional items improved from 29.1% in the second quarter of 2002 to 33.3% and EBITDA increased by 158% to GBP37.9 million.


"Our emphasis on deepening our relationships with current customers is reflected in the new business we have won from Oracle. We have continued to develop our preferred supplier relationship with Oracle and as well as providing a range of high bandwidth network services we have been selected as a hosting service provider for Oracle's software outsourcing service. We have also made significant progress in increasing sales with Opodo, a leading pan-European online travel service, Harvey Nash, the recruitment services Group, UBS, the major Swiss bank and Clifford Chance, the law firm, among others.


"Despite the tough conditions in the financial services market we have won a number of new contracts including Bear Stearns, a top ten U.S. investment bank and Banque Pictet. We continue to see good demand for our range of IPVPN services including new contracts with Toyota and Federal Express. We have also made good progress in the Government sector, especially in Italy, having added the Office of the Prime Minister and The Ministry of the Environment as new customers.


"We continue to tightly manage operating costs. SG&A costs were reduced from GBP60.5 million, 23.4% of revenues, in the second quarter of 2002, to GBP59.6 million, 20.3% of revenues, in the second quarter of 2003. We have reduced staff numbers by a further 145 during the quarter, including temporary/contract workers, bringing the total to 4,479. We remain on course to reduce staff numbers to approximately 4,300 before the end of the year.


"COLT is one of Europe's best in class telecommunications service companies. Our reputation for first class customer service, our extensive pan-European network coverage and our underlying financial strength leave us well positioned to achieve long term profitable growth."



KEY FINANCIAL DATA                   Three months ended       Six months ended
                                            30 June                 30 June
                                        2002       2003         2002      2003
                                        GBPm       GBPm         GBPm      GBPm

Turnover                               258.2      293.0        505.1     564.7

Interconnect and network costs        (183.0)    (195.5)      (359.1)   (375.9)
before exceptional items

Gross profit before depreciation and
exceptional items                       75.2       97.5        146.0     188.8


Gross profit before depreciation and
exceptional items %                     29.1%      33.3%        28.9%     33.4%


Network depreciation                   (53.1)     (51.6)      (103.7)   (100.1)

Exceptional interconnect and network      --         --         (5.7)       --
costs

Gross profit                            22.1       45.9         36.5      88.7
Loss for the period (before            (55.6)     (34.5)      (129.5)    (75.4)
exceptional items)
Loss for the period (after             (16.0)     (27.3)       (63.7)    (67.8)
exceptional items)
EBITDA (1)                              14.7       37.9         24.5       71.9



OPERATING STATISTICS

                                                           Growth      Growth
                    Q2 02         Q1 03         Q2 03       Q2 02-      Q1 03-
                                                            Q2 03       Q2 03
Customers (at end of period)

North Region        3,731         4,555         5,040          35%         11%
Central Region      5,329         5,579         5,972          12%          7%
South Region        3,728         4,596         4,811          29%          5%
eBusiness           1,638         1,586         1,511          -8%         -5%
                   14,426        16,316        17,334          20%          6%

Buildings Connected (at end of period)

North Region        2,564         2,775         2,840          11%          2%
Central Region      3,676         3,774         3,722           1%         -1%
South Region        2,368         2,867         2,985          26%          4%
                    8,608         9,416         9,547          11%          1%

Switched Minutes (million) (for period)

North Region        1,307         1,444         1,490          14%          3%
Central Region      2,862         2,717         2,784          -3%          2%
South Region          949           931           971           2%          4%
                    5,118         5,092         5,245           2%          3%

Private Wire VGEs (000) (at end of period)

North Region        6,913         9,104         9,526          38%          5%
Central Region      7,681         9,012         9,964          30%         11%
South Region        2,570         3,643         3,857          50%          6%
                   17,164        21,759        23,347          36%          7%

Racks (at end of period)

eBusiness           2,516         2,858         2,959          18%          4%

Headcount (at end of period)

North Region        1,610         1,284         1,248         -22%          -3%
Central Region      1,758         1,490         1,455         -17%          -2%
South Region          952           917           878          -8%          -4%
eBusiness             608           455           444         -27%          -2%
Group/other           203           296           292          44%          -1%
                    5,131         4,442         4,317         -16%          -3%


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

FINANCIAL REVIEW

Turnover

Turnover increased from GBP258.3 million and GBP505.1 million for the three and six months ended 30 June 2002 to GBP293.0 million and GBP564.7 million for the three and six months ended 30 June 2003, increases of GBP34.7 million and GBP59.6 million or 13.4% and 11.8%, respectively. Turnover also benefited from the weakness of the British pound relative to the Euro; at constant exchange rates growth over the three and six months ended 30 June 2002 was 4%. The increase in turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by the slowdown in economic growth across Europe generally.

Turnover from retail customers increased from GBP144.7 million and GBP279.6 million for the three and six months ended 30 June 2002 to GBP171.3 million and GBP334.2 million for the three and six months ended 30 June 2003, increases of 18.4% and 19.3% respectively. Turnover from retail customers represented 58% and 59% of total turnover in the three and six months ended 30 June 2003 compared to 56% and 55% in the comparable periods of 2002. Switched turnover from retail customers for the three and six months ended 30 June 2003 was GBP83.8 million and GBP163.4 million, increases of 15.1% and 14.5%, respectively. Non-switched and other turnover from retail customers for the three and six months ended 30 June 2003 was GBP87.5 million and GBP170.7 million, increases of 21.7% and 24.7%, respectively.

Turnover from wholesale customers increased from GBP113.6 million and GBP225.4 million for the three and six months ended 30 June 2002 to GBP121.7 million and GBP230.5 million for the three and six months ended 30 June 2003, increases of 7.1% and 2.3%, respectively and represented 42% and 41% of total turnover compared to 44% and 45% in the comparable periods of 2002. Switched turnover from wholesale customers for the three and six months ended 30 June 2003 was GBP93.0 million and GBP174.4 million increases of 7.9% and 3.6% respectively. Non-switched and other turnover from wholesale customers for the three and six months ended 30 June 2003 was GBP28.6 million and GBP56.1 million an increase of 4.7% and decrease of 1.6% respectively.


For the three and six months ended 30 June 2003 5.2 billion and 10.3 billion switched minutes were carried compared to 5.1 billion and 10.4 billion in the equivalent periods of 2002 reflecting COLT's policy of reducing exposure to selected low margin wholesale customers. Average switched revenue per minute increased by 9% and 10% for the three and six months ended June 2003 compared to the equivalent periods in 2002 as a result of changes in mix and a more stable pricing environment.


At 30 June 2003 COLT had 23.3 million voice grade equivalent private wires in service, an increase of 36% compared to 30 June 2002. Growth in non-switched network services reflected the growth in demand for local, national and international bandwidth services from retail customers, partially offset by circuit cancellations from selected carriers either exiting the market or rationalising their networks. The growth in non-switched network services also reflects the growing success COLT is achieving in the provision of IPVPN services. At 30 June 2003, COLT had 2,959 racks installed in its 11 Internet Solution Centres (ISC), an increase of 18% compared to 30 June 2002. Overall growth in racks was impacted by the closure or mothballing of 7 ISCs during 2002.


Cost of Sales


Cost of sales, before exceptional items, increased from GBP236.2 million and GBP462.8 million for the three and six months ended 30 June 2002 to GBP247.1 million and GBP476.0 million for the three and six months ended 30 June 2003, increases of GBP10.9 million and GBP13.2 million or 4.6% and 2.9%, respectively.

Interconnection and network costs, before exceptional items, increased from GBP183.0 million and GBP359.1 million for the three and six months ended 30 June 2002 to GBP195.5 million and GBP375.9 million for the three and six months ended 30 June 2003, as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation decreased from GBP53.1 million and GBP103.7 million for the three and six months ended 30 June 2002 to GBP51.6 million and GBP100.1 million for the three and six months ended 30 June 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses


Operating expenses, before exceptional items, decreased from GBP73.9 million and GBP149.3 million for the three and six months ended 30 June 2002 to GBP69.5 million and GBP136.3 million for the comparable period in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items, decreased from GBP60.5 million and GBP121.5 million for the three and six months ended 30 June 2002 to GBP59.6 million and GBP116.8 million for the three and six months ended 30 June 2003 reflecting ongoing cost containment measures. SG&A before exceptional items as a proportion of turnover in the three months ended 30 June 2003 was 20.3% compared to 23.4% in the equivalent period of 2002 and 21.1% in the first quarter of 2003.


Other depreciation and amortisation decreased from GBP13.4 million and GBP27.9 million for the three and six months ended 30 June 2002 to GBP9.9 million and GBP19.5 million in the comparable periods in 2003 reflecting the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated.


For the six months ended 30 June 2002, an exceptional charge of GBP6.6 million was recognised for severance provisions related to the staff reduction programmes announced in February 2002. There were no exceptional charges for the three and six months ended 30 June 2003.

Interest Receivable, Interest Payable and Similar Charges


Interest receivable decreased from GBP10.3 million and GBP20.6 million for the three and six months ended 30 June 2002 to GBP6.7 million and GBP14.2 million for the three and six months ended 30 June 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP24.5 million and GBP50.2 million for the three and six months ended 30 June 2002 to GBP22.7 million and GBP45.2 million for the equivalent periods in 2003. The decrease was due primarily to a reduction in debt levels reflecting the cumulative purchases of GBP373.8 million accreted amount of the Company's outstanding notes.

Interest payable and similar charges for the three and six months ended 30 June 2003 included: GBP8.7 million and GBP17.3 million respectively of interest and accretion on convertible debt; GBP13.3 million and GBP26.5 respectively of interest and accretion on non-convertible debt; and GBP.7 million and GBP1.4 million respectively of interest and unwinding of discounts on provisions. Interest payable and similar charges for the three months ended 30 June 2003 comprised GBP16.6 million and GBP6.1 million of interest and accretion, respectively.

Gain on Purchase of Debt


Gains arising on the purchase of debt for the three and six months ended 30 June 2003 were GBP7.2 million and GBP7.6 million respectively compared with GBP34.7 million and GBP73.2 million in the equivalent periods in 2002

Exchange Gain (Loss)


For the three and six months ended 30 June 2003, COLT had exchange gains of GBP5.1 million and GBP3.2 million respectively, compared with exchange gains of GBP10.5 million and GBP7.3 million in the equivalent periods in 2002. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.


Tax on Loss on Ordinary Activities


For the three and six months ended 30 June 2002 and 2003, COLT generated losses on ordinary activities of GBP16.0 million and GBP63.7 million and GBP27.3 million and GBP67.8 million, respectively and therefore did not incur a tax obligation.



Financial Needs and Resources


The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses have resulted in negative cash flows. Capital expenditure in 2003 is estimated to be between GBP170 million and GBP200 million compared with GBP412.1 million in 2002. Negative cash flows are expected to continue until an adequate customer base and related revenue streams have been established.


Net cash inflow from operating activities was GBP31.4 million and GBP57.3 million for the three and six months ended 30 June 2002 and GBP37.3 million and GBP67.7 million for the three and six months ended 30 June 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from GBP125.2 million and GBP261.8 million in the three and six months ended 30 June 2002 to GBP50.7 million and GBP93.4 million for the three and six months ended 30 June 2003.


Cash consumption, the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from GBP93.8 million and GBP204.5 million in the three and six months ended 30 June 2002 to GBP13.3 million and GBP25.7 million for the three and six months ended 30 June 2003.


The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP110.8 million and GBP249.8 million for the three and six months ended 30 June 2002 to GBP33.8 million and GBP75.4 million for the equivalent periods in 2003.


Net cash outflow from financing decreased from GBP32.1 million and GBP68.8 million in the three and six months ended 30 June 2002 to GBP23.3 million and GBP23.8 million for the three and six months ended 30 June 2003. The decrease was primarily a result of reduced bond purchases, which decreased from GBP32.1 million and GBP68.9 million for the three and six months ended 30 June 2002 to GBP23.3 million and GBP23.8 million for the equivalent periods in 2003. COLT had balances of cash and investments in liquid resources at 30 June 2003 of GBP920.5 million compared to GBP934.9 million at 31 December 2002.


                      Consolidated Profit and Loss Account

                             Three months ended 30 June

                2002            2002             2002            2003            2003            2003           2003
               Before        Exceptional         After          Before        Exceptional        After          After
             Exceptional        Items         Exceptional    Exceptional         Items        Exceptional    Exceptional
                Items                            Items          Items                           Items           Items
               GBP'000         GBP'000          GBP'000        GBP'000          GBP'000        GBP'000          $'000

Turnover       258,252            --            258,252        292,967            --            292,967        484,245

Cost of sales
Interconnect  (183,038)           --           (183,038)      (195,477)           --           (195,477)      (323,104)
and network

Network        (53,117)           --            (53,117)      (51,616)            --            (51,616)       (85,316)
depreciation

              (236,155)           --            (236,155)    (247,093)            --            (247,093)     (408,420)

Gross profit    22,097            --              22,097       45,874             --              45,874        75,825

Operating
expenses

Selling,
general       (60,474)            --             (60,474)    (59,564)             --             (59,564)      (98,453)
and
administrative

Other
depreciation
and
amortisation  (13,425)            --             (13,425)    (9,897)              --             (9,897)       (16,359)

              (73,899)            --             (73,899)   (69,461)              --            (69,461)      (114,812)

Operating     (51,802)            --             (51,802)   (23,587)              --             (23,587)       (38,987)
loss

Other income
(expense)

Interest       10,290             --              10,290      6,705               --               6,705         11,083
receivable

Gain on            --          34,743             34,743         --             7,240               7,240        11,967
purchase of
debt

Interest      (24,543)             --            (24,543)   (22,724)              --              (22,724)      (37,561)
payable
and similar
charges

Exchange       10,496           4,844             15,340      5,115               --                5,115         8,455
(loss)

               (3,757)         39,587             35,830     (10,904)            7,240             (3,664)      (6,056)

Profit
(loss)on
ordinary
activities
before
taxation     (55,559)        (39,587)            (15,972)   (34,491)            7,240            (27,251)      (45,043)

Taxation         --              --                   --         --               --                  --            --

Loss for     (55,559)         39,587             (15,972)    (34,491)           7,240            (27,251)      (45,043)
period

Basic and   GBP(0.04)        GBP0.03            GBP(0.01)   GBP(0.02)         GBP0.00           GBP(0.02)       $(0.03)
diluted
loss per
share


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents all of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.



                        Consolidated Profit and Loss Account

                                Six months ended 30 June


                2002             2002            2003            2003            2003             2003          2003
               Before        Exceptional         After          Before        Exceptional        After          After
             Exceptional        Items         Exceptional    Exceptional         Items        Exceptional    Exceptional
                Items                            Items          Items                            Items          Items
               GBP'000         GBP'000          GBP'000        GBP'000          GBP'000         GBP'000         $'000


Turnover       505,050            --            505,050        564,687            --            564,687        933,371

Cost of sales
Interconnect  (359,092)        (5,680)         (364,772)      (375,943)           --           (375,943)      (621,396)
and network

Network       (103,733)           --           (103,733)      (100,062)           --            (100,062)      (165,393)
depreciation

              (462,825)         (5,680)        (468,505)      (476,005)           --            (476,005)     (786,789)

Gross profit    42,225          (5,680)          36,545          88,682           --              88,682        146,582
(loss)

Operating
expenses

Selling,
general       (121,462)          (6,574)       (128,036)      (116,799)           --             (116,799)     (193,057)
and
administrative

Other
depreciation
and
amortisation   (27,854)           --           (27,854)       (19,491)           --               (19,491)      (32,216)

              (149,316)         (6,574)       (155,890)      (136,290)           --              (136,290)     (255,273)

Operating     (107,091)        (12,254)       (119,345)       (47,608)           --               (47,608)      (78,691)
loss

Other income
(expense)

Interest        20,562             --           20,562          14,176           --                14,176        23,432
receivable

Gain on            --           73,152          73,152              --          7,589               7,589        12,544
purchase of
debt

Interest      (50,246)             --          (50,246)        (45,168)           --              (45,168)      (74,658)
payable
and similar
charges

Exchange       7,299             4,844           12,143           3,179           --                3,179         5,254
(loss)

             (22,385)          (77,996)        (55,611)         (27,813)         7,589            (20,224)      (33,428)


Profit
(loss)on
ordinary
activities
before
taxation   (129,476)           65,742          (63,734)        (75,421)          7,589            (67,832)     (112,119)

Taxation         --              --                  --         --               --                  --            --

Loss for   (129,476)           65,742          (63,734)        (75,421)          7,589            (67,832)     (112,119)
period

Basic and  GBP(0.08)          GBP0.04         GBP(0.04)       GBP(0.05)        GBP0.00           GBP(0.05)       $(0.07)
diluted
loss per
share



There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents all of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.



Consolidated Statement of Total Recognised Gains and Losses


                 Three months ended 30 June       Six months ended 30 June
                 2002       2003      2003       2002        2003       2003
               GBP'000    GBP'000     $'000    GBP'000     GBP'000      $'000

Loss for the   (15,972)   (27,251)   (45,043)   (63,734)   (67,832)   (112,119)
period
Exchange        52,768      1,133      1,872     52,172     25,495      42,140
differences
Total           36,796    (26,118)   (43,171)   (11,562)   (42,337)    (69,979)
recognised
losses



      Consolidated Reconciliation of Changes in Equity Shareholders' Funds


                    Three months ended 30 June       Six months ended 30 June
                   2002      2003       2003         2002      2003       2003
                 GBP'000   GBP'000     $'000       GBP'000    GBP'000     $'000

Loss for        (15,972)   (27,251)    (45,043)    (63,734)   (67,832)   (112,119)
period

Issue of      --                 1           2         110          1           2
share
capital

Shares to be        (22)        55          91        (212)      (112)       (185)
issued

Exchange         52,768      1,133       1,872      52,172     25,495      42,140
difference

Net changes      36,774    (26,062)    (43,078)    (11,664)   (42,448)    (70,162)
in equity
shareholders'
funds

Opening       1,575,921    938,624   1,551,452   1,624,359    955,010   1,578,536
equity
shareholders'
funds

Closing       1,612,695    912,562   1,508,374   1,612,695    912,562   1,508,374
equity
shareholders'
funds


                           Consolidated Balance Sheet


                                 At 31 December 2002         At 30 June 2003

                                             GBP'000      GBP'000        $'000

Fixed assets
Intangible fixed assets (net)                 10,639       10,336       17,084
Tangible fixed assets (cost)               2,695,499    2,871,620    4,746,501
Accumulated depreciation                  (1,316,690)  (1,481,524)  (2,448,811)
Tangible fixed assets (net)                1,378,809    1,390,096    2,297,690
Investments in own shares                        206          206          340
Total fixed assets                         1,389,654    1,400,638    2,315,114

Current assets
Trade debtors                                189,788      201,625      333,266
Prepaid expenses and other                    74,606       70,960      117,290
debtors
Investments in liquid                        889,590      879,298    1,453,392
resources
Cash at bank and in hand                      45,292       41,221       68,134
Total current assets                       1,199,276    1,193,104    1,972,082

Total assets                               2,588,930    2,593,742    4,287,196

Capital and reserves
Called up share capital                       37,688       37,688       62,295
Share premium                              2,314,335    2,314,336    3,825,366
Merger reserve                                27,227       27,227       45,004
Shares to be issued                              454          342          565
Profit and loss account                   (1,424,694)  (1,467,031)  (2,424,856)
Equity shareholders' funds                   955,010      912,562    1,508,374

Provisions for liabilities and                87,368       79,173      130,865
charges

Creditors
Amounts falling due within one               352,653      361,120      596,895
year
Amounts falling due after more
than one year:
Convertible debt                             639,829      679,295    1,122,807
Non-convertible debt                         554,070      561,592      928,255
Total amounts falling due after            1,193,899    1,240,887    2,051,062
more than one year
Total creditors                            1,546,552    1,602,007    2,647,957

Total liabilities, capital and             2,588,930    2,593,742    4,287,196
reserves



                        Consolidated Cash Flow Statement

                    Three months ended 30 June         Six months ended 30 June
                    2002       2003       2003       2002       2003         2003
                  GBP'000    GBP'000      $'000     GBP'000    GBP'000      $'000

Net cash inflow    31,425     37,324     61,693      57,297     67,688     111,881
from operating
activities

Returns on
investments and
servicing of
finance
Interest           10,501      6,747     11,152      21,188     14,255      23,562
received

Interest paid,    (29,761)   (23,646)   (39,085)    (37,972)   (32,295)    (53,380)
finance costs
and similar
charges

Gain on             4,844         --         --       4,844        --          --
cancellation of
forward foreign
currency
contracts

Net cash inflow   (14,416)   (16,899)   (27,933)    (11,940)   (18,040)    (29,818)
(outflow) from
returns on
investments and
servicing of
finance

Capital
expenditure and
financial
investment
Purchase of      (110,764)   (33,762)   (55,805)   (249,817)   (75,391)   (124,614)
tangible fixed
assets

Net cash         (110,764)   (33,762)   (55,805)   (249,817)   (75,391)   (124,614)
outflow from
capital
expenditure and
financial
investment

Management of     133,446     31,585     52,207     259,589     42,843      70,815
liquid
resources

Financing
Issue of               --          1          2         110          1           2
ordinary
shares

Issue             (23,299)   (14,166)   (23,415)    (45,546)   (14,166)    (23,415)
(purchase) of
non-convertible
debt

Issue              (8,755)    (9,182)   (15,177)    (23,386)    (9,606)    (15,878)
(purchase) of
convertible
debt
Net cash inflow   (32,054)   (23,347)   (38,590)    (68,822)   (23,771)    (39,291)
(outflow) from
financing

Increase            7,637     (5,099)    (8,428)    (13,693)    (6,671)    (11,027)
(decrease) in
cash



                         Notes to Financial Statements


1. Basis of presentation and principal accounting policies


COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three and six months ended 30 June 2002 and 2003 and at 31 December 2002 and 30 June 2003.


The financial statements for the three and six months ended 30 June 2002 and 2003 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with U.K. generally accepted accounting principles. All adjustments, with the exception of the separately identified exceptional items for the three and six months ended 30 June 2002 and 2003, were of a normal recurring nature. The Balance Sheet at 31 December 2002 has been extracted from the Group's audited statements for that period and does not constitute the Group's statutory accounts for that period.


Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2002.


Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 June 2003 and for the periods then ended at the rate of $1.65290 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


                         Notes to Financial Statements


2. Segmental information


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.


Non-switched turnover in North, Central and South Regions includes managed and non-managed network services data and bandwidth services. Non-switched turnover in eBusiness segment includes hosting and professional services.


Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Retail turnover includes services to corporate and government accounts.


For the three months ended 30 June 2002 and 2003, turnover by region was as follows:

                                           Three months ended 30 June 2002

                Retail   Wholesale        North   Central Region   South Region   eBusiness      Total
                                         Region
               GBP'000     GBP'000      GBP'000          GBP'000        GBP'000     GBP'000    GBP'000

Switched        72,843      86,192       45,554           73,751         39,730         --     159,035
Non-Switched    71,468      27,295       31,366           32,606         21,085      13,706     98,763
Other              381          73            8              312            134         --         454
       Total   144,692     113,560       76,928          106,669         60,949      13,706    258,252




                                           Three months ended 30 June 2003

                Retail   Wholesale        North   Central Region   South Region   eBusiness      Total
                                         Region
               GBP'000     GBP'000      GBP'000          GBP'000        GBP'000     GBP'000    GBP'000
Switched        83,792      93,059       53,342           82,199         41,310         --     176,851
Non-switched    87,370      28,575       38,110           38,408         26,538      12,889    115,945
Other              142          29           36               15            120          --        171
       Total   171,304     121,663       91,488          120,622         67,968      12,889    292,967




                         Notes to Financial Statements


For the six months ended 30 June 2002 and 2003, turnover by region was as follows:

                                            Six months ended 30 June 2002

                 Retail    Wholesale       North   Central Region   South Region   eBusiness      Total
                                          Region
                GBP'000     GBP'000      GBP'000          GBP'000        GBP'000     GBP'000    GBP'000
Switched        142,726     168,418       90,854          145,048         75,242         --     311,144
Non-switched    136,089      56,497       60,392           64,483         40,899      26,812    192,586
Other               818         502           45            1,073            202         --       1,320
       Total    279,633     225,417      151,291          210,604        116,343      26,812    505,050



                                             Six months ended 30 June 2003

                 Retail   Wholesale         North   Central Region   South Region   eBusiness      Total
                                           Region
                GBP'000     GBP'000       GBP'000          GBP'000        GBP'000     GBP'000   GBP'000


Switched        163,367     174,435       103,255          155,688         78,859          --    337,802
Non-switched    170,407      55,786        74,671           74,564         51,368      25,590    226,193
Other               377         315            81              332            279          --        692
       Total    334,151     230,536       178,007          230,584        130,506      25,590    564,687





3. Profit (loss) per share


               Three months ended 30 June          Six months ended 30 June
              2002        2003        2003        2002        2003        2003
           GBP'000     GBP'000       $'000     GBP'000     GBP'000       $'000

Profit     (15,972)    (27,251)    (45,043)    (63,734)    (67,832)   (112,119)
(loss)
for
period

Weighted 1,507,104   1,507,507    1,507,507   1,507,094   1,507,371   1,507,371
average
of
ordinary
shares
('000)

Basic     GBP(0.01)   GBP(0.02)     $(0.03)    GBP(0.04)   GBP(0.05)    $(0.07)
and
diluted
profit
(loss)
per
share



4a. Net cash inflow from operating activities


                  Three months ended 30 June        Six months ended 30 June
                  2002       2003       2003        2002       2003       2003
               GBP'000    GBP'000      $'000     GBP'000    GBP'000      $'000
Operating      (51,802)   (23,587)   (38,987)   (119,345)   (47,608)   (78,691)
loss

Depreciation,   66,542     61,513    101,675     131,587    119,553    197,609
amortisation
of fixed
assets

Exchange           863        (20)       (33)        962        143        236
differences

Decrease        23,783       (882)    (1,458)     34,375      3,814      6,304
(increase) in
debtors

Increase        (6,199)     4,498      7,435       3,506      4,260      7,041
(decrease) in
creditors

Movement in     (1,762)    (4,198)    (6,939)      6,212    (12,474)   (20,618)
provision for
liabilities
and charges

Net cash        31,425     37,324     61,693      57,297     67,688    111,881
inflow from
operating
activities



                         Notes to Financial Statements


4b. EBITDA reconciliation

                       Three months ended 30 June      Six months ended 30 June
                        2002      2003      2003      2002      2003       2003
                     GBP'000   GBP'000     $'000   GBP'000   GBP'000      $'000
Net cash inflow
from operating
activities            31,425    37,324    61,693    57,297    67,688    111,881

Adjusted for:
Exchange              (863)       20        33       (962)     (143)      (236)
differences

Movement in        (23,783)      882     1,458    (34,375)   (3,814)    (6,304)
debtors
Movement in          6,199    (4,498)   (7,435)    (3,506)   (4,260)    (7,041)
creditors

Total working      (17,584)   (3,616)   (5,977)    (37,881)   (8,074)   (13,345)
capital
adjustments


Movement in          1,762     4,198     6,939      (6,212)   12,474     20,618
provision
for liabilities
and charges

Add back
Exceptional            --        --        --        5,680       --        --
interconnect
and
Network charges

Exceptional            --        --        --         6,574      --        --
selling and
Administrative
charges
EBITDA before       14,740    37,926    62,688     24,496    71,945    118,918
exceptional
items


5. Changes in cash and investments in liquid resources



                     Three months ended 30 June                Six months ended 30 June
                    2002       2003         2003             2002       2003         2003
                 GBP'000    GBP'000        $'000          GBP'000    GBP'000        $'000

Beginning of   1,154,896    953,970    1,576,817        1,304,477    934,882    1,545,266
period

Net increase    (133,446)   (31,585)     (52,207)        (259,589)   (42,843)     (70,815)
(decrease) in
investments
in liquid
resources
before
exchange
differences

Effects of        29,867      3,302        5,458        29,914         32,551       53,804
exchange
differences
in
investments
in liquid
resources

Net increase       7,637     (5,099)      (8,428)       (13,693)       (6,671)     (11,027)
decrease) in
cash before
exchange
differences

Effects of          (804)       (69)        (114)      (2,959)           2,600        4,298
exchange
differences
in cash
End of         1,058,150    920,519      1,521,526    1,058,150        920,519     1,521,526
period



                         Notes to Financial Statements


6. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")


a.       Effects of conforming to U.S. GAAP - impact on net loss

                    Three months ended 30 June           Six months ended 30 June
                   2002        2003        2003        2002        2003        2003
                GBP'000     GBP'000       $'000     GBP'000     GBP'000       $'000

Loss for       (15,972)    (27,251)    (45,043)    (63,734)    (67,832)   (112,119)
period
Adjustments:

Deferred          (657)       (253)       (418)     (1,261)       (523)       (865)
compensation
(i), (ii)

Amortisation       242         547         905        489          1,068      1,766
of
intangibles
iii)

Capitalised      1,704        (641)     (1,060)      3,579        (1,553)   (2,567)
interest,
net of
depreciation
(iv)

Profit on          261         261         432         522         522         863
sale of IRUs
(v)

Warrants        (1,227)        141         233      (1,223)        (16)        (26)
(vi)

Installation     6,190        (636)     (1,051)      4,723      (1,271)     (2,102)
revenue
(vii)

Direct costs    (6,190)        636       1,051      (4,723)      1,271       2,102
attributable
to
installation
revenue
(vii)

Unrealised        (467)        --          --          --          --          --
gain on
forward
foreign
exchange
contracts
(viii)

Impairment          --      (2,805)     (4,636)        --        (5,610)     (9,273)
(ix)
Loss for       (16,116)    (30,001)    (49,587)    (61,628)     (73,944)   (122,222)
period under
U.S. GAAP

Weighted     1,507,104   1,507,507   1,507,507   1,507,094     1,507,371   1,507,371
average of
ordinary
shares
('000)

Basic and    GBP(0.01)    GBP(0.02)   GBP(0.03)   GBP(0.04)     GBP(0.05)   GBP(0.08)
diluted loss
per share


(i) On 3 July 2001 the Company completed the acquisition of Fitec. A total of 1,518,792 ordinary shares and 4.04 million Euros was paid at completion, with an additional 1.2 million Euros and 317,784 shares to be earned over the two year period ending June 2003, subject to certain conditions being met. The final payments were made in July 2003.


Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.


Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for the three and six months ended 30 June 2002 was GBP0.4 million and GBP0.9 million respectively and for the three and six months ended 30 June 2003 GBP0.2 million and GBP0.3 million respectively.


(ii) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.


During 2002 the Company adopted the provisions of EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44". In accordance with this, an employers offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expire unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled. The adoption of this guidance has not had a material effect on the compensation charge.


The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three and six months ended 30 June 2002 was GBP0.2 million and GBP0.4 million respectively and for the three and six months ended 30 June 2003 GBP0.1 million and GBP0.3 million respectively.


(iii) Under U.S. GAAP goodwill with indefinite useful lives is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.


At 30 September 2002, as set out in note (ix), the Company completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes.


The Company had unamortised goodwill of GBP6.6 million at 1 January 2003, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.2 million and GBP0.5 million for the three and six month months ended 30 June 2002 respectively and GBP0.5 million and GBP1.1 million for the three and six month months ended 30 June 2003 respectively .


(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.


(v) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of revenue previously deferred.


(vi) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil.


Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.


(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and six months ended 30 June 2002 and 2003, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. The expected relationship period for wholesale customers was reduced during the three months ended 30 June 2002. At 30 June 2003, the cumulative impact on net losses under SAB 101 was nil, representing cumulative deferred installation revenues of GBP56.4 million and costs of the same amount.


(viii) The Company entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which were purchased during the twelve months ended 31 December 2001 and 2002. The forward foreign exchange contracts were cancelled in June 2002. Prior to June 2002, unrealised gains on the ineffective portion of the ineffective hedge attributable to the cumulative notes purchased were recognised through the profit and loss account.

(ix) During the quarter ended 30 September 2002, the Company recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note iii), network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three and six months ended 30 June 2003 depreciation in the amount of GBP2.8 million and GBP5.6 million respectively was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.



                         Notes to Financial Statements


b.       Effects of conforming to U.S. GAAP - impact on net equity


                                                             -------------------
                                                               At 30 June 2003

                                                             -------------------

                                                          GBP'000        $'000
Equity shareholders' funds for the Company                912,562    1,508,374
U.S. GAAP adjustments:
Adjustment for deferred compensation                      (10,276)     (16,986)
Unearned compensation                                        (852)      (1,408)
Additional paid in share capital                           11,128       18,394
Own shares held in trust (i)                                 (206)        (340)
Amortisation of intangibles                                 4,968        8,212
Shares to be issued                                          (117)        (193)
Warrants                                                      836        1,382
Impairment                                                 98,780      163,273
Deferred profit on IRUs                                   (18,245)     (30,157)
Capitalised interest, net of depreciation                  39,407       65,136
Approximate equity shareholders' funds under U.S.       1,037,985    1,715,686
GAAP



(i) Under U.K. GAAP, shares held by a QUEST, and similar employee share schemes, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after U.K. GAAP write-offs.


c.   Effects of conforming to U.S. GAAP - stock options


At 30 June 2003 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three and six months ended 30 June 2003 would have been GBP34.3 million ($56.6 million) and GBP83 million ($137.2 million) respectively.

Forward Looking Statements


This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.


Enquiries:

COLT Telecom Group plc

John Doherty

Director Corporate Communications

Email: jdoherty@colt.net

Tel: +44 (0) 20 7390 3681









                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.


Date: 23 July 2003                                  COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary